Exhibit 14(6)

Joint broker
18 July 2003

Eidos PLC (“Eidos”)

Joint broker

The Board of Eidos is pleased to announce the appointment of Evolution Beeson Gregory Limited (“EVBG”) as its joint broker. The Board believes that Eidos will benefit, in particular, from EVBG’s specialist knowledge and expertise within the games sector.

Enquiries:

Eidos PLC Mike McGarvey Chief Executive Officer	020 8636 3000

Evolution Beeson Gregory Limited Chris Callaway/Julian Morse	020 7488 4040